Mail Stop 6010

July 7, 2005

Jeffrey M. Frank, President, Chief Executive Officer and Director
Cherokee International Corporation
2841 Dow Avenue
Tustin, California 92780

<u>Via U S Mail and FAX [( 714)  838-8569]</u>

    **Re:    Cherokee International Corporation**
          **Form 10-K for the fiscal year ended January 1, 2006**
          **Form 10-Q for the fiscal quarter ended April 2, 2006**
          **File No.  0-50593**

Dear Mr. Frank:

We have reviewed your filings and have the following comment.  We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to this comment in all future filings with the Commission.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for fiscal ended January 1, 2006**

Financial Statements

Report of Independent Registered Public Accounting Firm,  page 35

1. Please revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods end.  Similarly, present audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years end.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a response letter that keys your responses to our comment and provides any information.  Confirm that you will comply with this  comment in all future filings with the Commission.  Detailed response letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comment. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,


Gary R. Todd
Reviewing Accountant